

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2013

Via E-mail
Andrejs Levaskovics
President, Treasurer, Secretary and Director
Brista Corp.
Stigu iela, 26 dz. 2
Mezares, Babites pagasts, Latvia LV- 2101

    Re: Brista Corp.
             Registration Statement on Form S-1
             Filed October 15, 2013
             File No. 333-191721

Dear Mr. Levaskovics:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Your filing indicates that you are a development stage company with limited operating activities, no revenues, no orders from customers to purchase your products, no arrangements for additional financing, and a going concern opinion from your

independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

3. Advise us of all other registration statements of companies for which your sole officer and director may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

4. Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise disclosure throughout the registration statement, including the prospectus cover page, to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such.

Cover Page of the Prospectus

5. Please disclose that money raised in this offering will be immediately available to the company and its sole officer and director and that there will be no refunds. Please revise your risk factors to address this as well.

Prospectus Summary, page 5

6. Please revise the disclosure to state that, if you are unable to raise a minimum funding of $60,000 required to conduct your business over the next 12 months, your business may fail.

7. We note your disclosure that if you do not generate any revenue you may need a minimum of $10,000 of additional funding to pay for ongoing SEC filing requirements. Your current disclosure seems to suggest that you would not need additional funding if you were to generate revenue after the twelve month period. Please revise your disclosure to clarify that even if you generate revenue such revenue may be insufficient to cover your ongoing SEC filing requirements so you may need to seek additional financing to cover those costs.

Risk Factors, page 6

8. Please revise the beginning paragraph in order to clarify that this section includes all of the known material risks in the offering.

9. Please add risk factors on the following:

- Your intention not to obtain any insurance;
- Your sole officer has no experience in your company's industry;
- Industry risks; and
- Mr. Levaskovics has no experience in selling stock.

We have yet to earn revenue and our ability to sustain our operations is…, page 6

10. Please remove the word sustain from this risk factor as it suggests that you have already begun your operations.

Use of Proceeds, page 12

11. Please revise your disclosure to clearly state that the various offering amounts presented are for illustrative purposes only and that the actual amount of proceeds raised, if any, may differ significantly.

12. Please provide more detailed information relating to these uses of proceeds and indicate the order of priority for the use of the proceeds from this offering. See Instruction No. 1 to Item 504 of Regulation S-K.

13. We note that if you raise $60,000 that you intend to use $1,000 to establish an office and $13,000 for leasing premises and equipment. We note that Mr. Levaskovics is currently providing office space free of charge to the company. Please disclose if any of the proceeds will be used to pay for this office or any costs associated with this office.

Management's Discussion and Analysis of Financial Condition…Operations, page 15

14. We note your plan of operation for the next 12 months. Please be more specific regarding each description of activity and discuss in more detail how you intend to implement each step of your business plan. Additionally, please also disclose your plan of operations with respect to the company's day-to-day operations.

Pan of Operation, page 17

15. Please provide clear disclosures of the impact on the plan of operations if you are unable to raise the maximum in this offering.

16. Please provide a more detailed description of the company's plan of operations for the next twelve months. In particular, please explain how you intend to meet each of these milestones if you cannot raise the maximum in this offering. We also note that you have not provided details about the production process other than to state that you have leased equipment for the production of crumb rubber tile.

Description of Business, page 19

General

17. Please revise your registration statement to include all of the information required by Item 101(h)(4).

18. Please expand your disclosures to identify your target market and how you intend to sell your products to customers within your target market.

19. Please describe your sole officer's experience in your intended industry.

20. Please expand your disclosures to include a description of the equipment covered by your Premises and Equipment Lease Agreement.

21. We note that your principal executive offices are located at Stigu iela, 26 dz.2, Mezares, Babites pagasts, Latvia LV- 2101. Please revise to provide Item 102 of Regulation S-K disclosure for this property and the property covered by the Premises and Equipment Lease Agreement.

22. We note your disclosure that your business office is provided to you free of charge by Mr. Levaskovics. Please expand your description to clarify whether your office is a part of a residence or an employer's location and, if employer, whether they are aware and approve of this activity. Please also disclose how long you anticipate to be able to use this office free of charge.

Our Business, page 19

23. Please revise your disclosure to discuss the availability of raw materials for your business. We note that you plan to purchase crumb rubber from European suppliers such as Metaloidas UAB (Siauliai, Lithuania) и Tyres Herco SA (Greece). Please clearly state whether you have entered into agreements or negotiations with these entities and whether you have a contract or agreement. We note the disclosure on page 16 as of the date of this prospectus you have not contacted any suppliers of crumb rubber.

24. Based on the geographical market you first intend to distribute your products, please supplement your disclosure by providing a brief overview of what that market's demand for your products currently is, or what is forecasted to be.

Competition, page 20

25. Please expand your discussion of the competitive conditions in your industry, providing examples of "many barriers of entry in the crumb tile market."

Government Regulation, page 21

26. We note that you will be required to comply with applicable governmental regulations relating to your business. To the extent applicable, please revise your disclosure to discuss the effect of any existing or probable government regulation on your business, including any applicable export or import regulations or controls imposed by any of the country in which you plan to distribute your products. See Item 101(h)(4)(ix) of Regulation S-K.

Directors, Executive Officers, Promoter and Control Persons, page 21

27. Please revise your disclosure regarding Mr. Levaskovics to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as your director in light of your business and structure. Please refer to Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 23

28. You disclose that Mr. Levaskovics, your sole officer and director (i) has advanced you $217; (ii) has agreed to loan you funds to complete the registration process; and (iii) provides office space free of charge to the company. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website. Please advise or file as an exhibit to the registration statement a written description of your oral agreements with Mr. Levaskovics. With respect to the office space arrangement, disclosure the material terms, including the length of the time the company will be able to use the office space without paying rent and whether there are any conditions to the use of the space.

29. Please revise this section to disclose that the $217 loan is due upon demand by Mr. Levaskovics.

30. To the extent that Mr. Levaskovics may be considered a control person or a promoter of the company, expand your disclosure to comply with all material requirements of subparagraphs (c) and (d) of Item 404 of Regulation S-K.

Future sales by existing stockholders, page 24

31. Please note that Rule 144 may not be available for the resale of securities initially issued by shell companies because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. In this regard, please see Rule 144(i) and SEC Release No.33-8869 (2007). Please revise your disclosure accordingly.

Plan of Distribution, page 24

32. Please disclose the manner in which the securities will be offered and how the investors will learn about the offering. For instance, will Mr. Levaskovics solicit the investors through direct mailings and/or through personal contact, how will she identify those who might have an interest in purchasing shares? Please provide us supplementally with copies of any materials that Mr. Levaskovics intends to use in this regard. Please file a form of the subscription agreement that you will use in this offering as an exhibit to the registration statement.

33. Please disclose Mr. Levaskovics experience in selling securities to investors.

34. Please revise your disclosure to address how you intend to comply with the applicable requirements of Regulation M as they apply to this offering. For guidance you may wish to refer to Staff Legal Bulletin No. 9 of the Division of Market Regulation available on the Commission's website. We note the disclosure that "there is no arrangement to address the possible effect of the offering on the price of the stock."

35. Please disclose that the person offering the securities on your behalf may be deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

36. Please disclose whether Mr. Levaskovics will purchase securities in this offering.

Right to Reject Subscriptions, page 25

37. Please explain the purpose of your statement that you have the right to accept or reject subscriptions "for any reason or no reason." Please disclose the criteria you will use whether to reject a subscription.

Interests of Named Experts and Counsel, page 27

38. Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. Please refer to Paragraph 23 of Schedule A of Securities Act of 1933.

Undertakings, page 39

39. Please revise to provide the undertakings required by Item 512 of Regulation S-K. We note in particular the reference to "Rule 217."

Financial Statements

Note 5 - Subsequent Events, page F-8

40. Please revise to specifically disclose the date through which the financial statements were available to be issued. Please refer to ASC 855-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or Kevin Stertzel, Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Scott D. Olson, Esq.